Exhibit 21

Subsidiaries of the Registrant	Jurisdiction

MFA Securities Holdings LLC	Delaware
MFA Securitization Holdings LLC	Delaware
MFResidential Assets I, LLC	Delaware
MFResidential Assets Holding Corp.	Delaware
MFRA Trust 2014-1	Delaware
MFRA Trust 2014-2	Delaware
MFRA Trust 2015-1	Delaware
MFRA Trust 2015-2	Delaware
MFRA Trust 2016-1	Delaware
MFA Kittiwake Investments Ltd.	Cayman Islands